Exhibit 99.215

NexTech Launching New AR for eCommerce Hologram Marketing Platform and New Human Supplement Product Line ‘TruLyfe’

Vancouver, B.C. –September 30th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events is pleased to announce that it is launching its new “Genie in the Bottle” augmented reality marketing program. The Genie in the Bottle program will first be used in Q4 2020 to promote a new proprietary line of organic human supplement products developed by Nextech called ‘TruLyfe’.

Demo video of Genie

https://vimeo.com/463141459

Genie in the Bottle is a human hologram, in the form of an interactive dietician, that shares nutritional insights and information with customers who scan the ‘TruLyfe’ supplements QR code through the NexTech AR app. This platform will mark the beginning of a new way for eCommerce brands to directly reach their customers through an immersive episodic storytelling experience unlike anything seen before.

The initial launch of this AR hologram technology will occur in parallel with the launch of a new NexTech brand of organic gummy bear human supplements geared toward immune health called TruLyfe. In the past 90 days, prior to the official launch of this program to the public, NexTech has signed new distributor deals with major brands such as; Dyson, Philips Norelco, MR. Coffee, VitaMix, MetroVac, Breviel, and Cusinart which are all doing extremely well. The Genie in the Bottle technology will be tested in-house on the ‘TruLyfe’ brand products before being rolled out to the company’s other brands in Q1 2021.

Link: TruLyfe Brand

According to emarketer, digital ad spend in the U.S. alone is going to be $28 billion in 2020 and growing, NexTech’s Genie in the Bottle AR hologram technology is targeting this market. According to Statista: Global eCommerce sales are expected to top $4.2 trillion USD in 2020 and reach more than $6.5 trillion by 2023. More than 2.1 billion shoppers are expected to purchase goods and services online by 2021.

“As a registered dietitian and a clinical nutrition expert, I’m very proud and excited to launch our plant-powered immunity supplements and interact with our customers as the first Genie in the Bottle hologram! Our goal is to capture nature’s special ingredients into quality supplements to help our consumers conquer their health and live their best lives,” comments Noora Mousa, Vice President of ‘TruLyfe’ and the company’s first Genie to be featured on the platform. “The Genie in a Bottle program will allow me as a registered dietitian to empower customers with digestible knowledge they need and will give customers their own dietitian in their pocket”

Evan Gappelberg, Chief Executive Officer, NexTech AR noted, “I believe that our Genie in the Bottle AR marketing program for eCommerce is truly game-changing technology that will forever change how brands interact with customers. This AR for eCommerce offering ties together many of our capabilities including integration with our newly-acquired AirShow application, leveraging our eCommerce sales and marketing machine which is already scaling into Amazon, eBay, Walmart.com, and others plus using Noora’s product knowledge and the ability to offer Noora as our “test” Genie. Not only do I see brands flocking to the ‘Genie’ but I also see this as a fantastic offering for consumers-- who doesn’t want a dietician Genie on demand?”

He continues, “with the golden age of eCommerce upon us everyone is shopping online and brands are looking for a way to communicate with these customers in personalized and engaging ways. We feel that our Genie In the Bottle bridges this gap for brands and represents a major business opportunity for us in house but also to resell to large global brands which we already have great relationships with and are looking for a channel to communicate with their customers.”

Launching November, 2020

TruLyfe and “The Genie” will initially launch 4-products with unique formulas to support immunity and overall health:

1) Tru - Elderberry + ( vegetarian 70 gummies ) 2 gummies per serving. 35 days.

Advanced formula crafted with plant-based ingredients along with the help of our honeybees to support your immune system all year round!*

This unique formula includes:

a)	Elderberry: These tart berries of the Sambucus tree are rich in strong antioxidants called anthocyanins, responsible for their dark purple color and helping kickstart our immune system and fight off infections .

b)	Vitamin C: An essential water-soluble vitamin known for its powerful antioxidant capabilities to protect our cells against harmful free radicals. Also, a key player in wound healing and maintaining a healthy immune system! *

c)	Echinacea: A beautiful flowering plant related to daisies, contains antioxidants and phytonutrients that have been shown to stimulate immune function.

d)	Propolis: A nutrient-dense bee glue made by honeybees to seal and protect their hives. Used by ancient civilizations due to its antimicrobial and anti-inflammatory activities to support and protect the immune system*

2) Tru - C ( vegan 60 gummies) 2 gummies per serving. 30 days.

Nourish your body with this essential nutrient and powerful antioxidant! Our Tru-C gummies are made with a clinically proven form of Vitamin C that has been shown to strengthen the immune system against infection, and helps our bodies absorb iron and produce more collagen for healthier hair, skin, and nails!

3) Tru - Turmeric + ( vegan 60 gummies ) 2 gummies per serving. 30 days.

A powerhouse formula to fight off inflammation and enhance immunity for better overall health.

This unique formula includes:

a)	Turmeric: Known as the “golden spice” of South Asia, turmeric has been used as a key ingredient in medicine for centuries. Its main component, curcumin, has been clinically proven to reduce inflammation through its antioxidant properties.

b)	Ginger: Well-known for its aid in healthy digestion and relief from nausea. In addition, it has been shown to decrease markers of inflammation and support the immune system in fighting off germs.

c)	Black pepper extract: A key component of black pepper known as piperine lends a helping hand to our other key ingredient, turmeric, by increasing your body’s absorption of turmeric’s benefit-rich compound curcumin. In fact, when consumed together, piperine can increase the absorption of curcumin by 2000%!

4) Tru- Melatonin + (vegan 60 gummies ) 2 gummies per serving. 30 days.

Imagine feeling relief from all your stress and anxiety and finally getting a good night’s rest. This is all a possibility with our delicious gummies!

a)	Melatonin: Known as the “sleep hormone” of the body, Melatonin not only helps you fall asleep faster, but also a powerful antioxidant and immunity enhancer. Melatonin allows you to get the rest you need, so you can live the quality life you deserve!

b)	Passionflower: This mesmerizing, lilac-colored flower has been known to calm the mind and protect the immune system from negative effects of stress. By supporting relaxation and reducing symptoms of anxiety, passionflower can help you fall asleep worry-free.

c)	Vitamin B6: Nourish your body with this essential nutrient. Vitamin B6 is a powerful nutrient that protects your nervous system and strengthens your overall immunity!

The company is issuing 980,000 3-year stock options at closing price of $5.59 under the company’s stock option plan.

Recent Company Highlights in 2020:

September 23rd, 2020: The company announced that from September 1st to September 22nd the company has already achieved $900,000 in new Bookings for it’s InfernoAR video conferencing and virtual events business.

September 16th, 2020: Grundfos, the largest pump manufacturer in the world, based in Denmark, with more than 19,000 employees globally and offices in 56 countries has chosen InfernoAR for both it’s Virtual summit for it’s UK team to highlight the company’s focus on innovation and it’s Virtual summits for Norway and Sweden.

September 15th, 2020: Fenestration Digital, one the UK’s leading construction & media platforms, has chosen InfernoAR for five virtual trade show events in 2020/21 contracted at over $280,000.

September 11th, 2020: NexTech is now an approved Microsoft Partner creating enormous new business opportunities for the company. This partnership provides access to the Azure Marketplace so that InfernoAR can be sold directly through the Marketplace.

September 9th, 2020: The company acquired fast-growing eCommerce software platform Next Level Ninjas. Next Level Ninjas matches brands and product testers on it’s VIP Product Testers site, helping brands gain business momentum. The platform works across multiple eCommerce platforms including Amazon, eBay, Shopify, Walmart, Jet and Etsy. It services nine Amazon marketplaces: US, CA, JP, AU and five EU marketplaces: UK, DE, FR, IT, ES.

September 3th, 2020:

TAG Digital Health a member TAG has chosen InfernoAR for its November 1st event at a cost of $50,000 for the initial event. There will be sponsorship opportunities with virtual booths and AR. TAG hosts more than 150 events each year and serves as an umbrella organization for 24 professional societies.

August 27, 2020: Carnegie Mellon University has chosen NexTech’s InfernoAR platform for a virtual series beginning September 2020.

August 25, 2020 Q2 2020 highlights:

●	Revenue grows 290% to $3.5 million
●	Gross Profit grows 484% to $2.1 million with a 61% margin
●	Working Capital of $5.6 million
●	Total Bookings $3.7 million

August 11, 2020: Company announced that it has begun a major expansion of its AR ecommerce business. In the past 60 days the company has signed new distributor deals with major brands such as; Dyson, Philips Norelco, MR. Coffee, VitaMix, MetroVac, Breviel, and Cusinart. These new distribution deals position the company to take full advantage of the new SFH (shop from home) paradigm shift in e-commerce as well as leverage its full augmented reality technology stack into these brands, which includes its WebAR, ARitize360 app and its 3D/AR advertising network. The company expects these new products to have a significant impact on future revenues.

July 30, 2020: Ryerson University, a globally recognized leader in Higher Education with over 46,000 students have partnered to launch RALE, the Ryerson Augmented Learning Experience platform, based on NexTech’s InfernoAR. The technology license agreement has an initial value of $250,000 with the potential for more revenue tied to additional AR services.

July 17, 2020: The company launched a new immersive video conferencing software called ScreenAR.

July 13, 2020: The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

July 8, 2020: The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.